UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
iSport360, Inc.

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    12/9/2014

Physical address of issuer
104 Hidden Pond Court, Manalapan, NJ 07726

Website of issuer
https://www.isport360.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed III Preferred Stock

Target number of Securities to be offered
51,953

Price (or method for determining price)
$0.4812

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
12/14/2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$10,568	$46,631
Cash & Cash Equivalents	$10,568	$46,631
Accounts Receivable	$0	$0
Short-term Debt	$65,505	$20,588
Long-term Debt	$0	$0
Revenues/Sales	$30	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(150,129)	$(79,163)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
October 11, 2018

iSport360, Inc.



Up to $1,000,000 of Preferred Stock

iSport360, Inc. ("iSport360", the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Series Seed III Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by 12/14/2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by 12/14/2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to 12/14/2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.isport360.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/isport360

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

iSport360, Inc. is a Delaware C-Corporation, formed on 12/9/2014.

The Company is located at 104 Hidden Pond Court, Manalapan, NJ 07726.

The Company's website is https://www.isport360.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/isport360 and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$1,000,000
Purchase price per Security	$0.4812
Minimum investment amount per investor	$1,000
Offering deadline	12/14/2018
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 9 and 17.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company has just begun efforts at monetization of its products and may not be successful in its efforts to grow and monetize its products. The Company has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough available cash runway until the end of this calendar year, they will be ramping up cash burn to promote revenue growth, initiate payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible, and may decrease the Company's available cash runway.

We may not be successful in protecting our proprietary rights. Our success depends in part on our ability to obtain, maintain, and protect our proprietary rights to the technologies used in our services. We are not currently protected from our competitors and have not sought nor expect to file patents at this time. Moreover, any patents or other intellectual property protections that we may seek or are issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive sports technology space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company may be unable to attract and retain key employees and talent. The Company currently has a small number of employees. It may prove difficult for the Company to retain these employees and attract new employees to help successfully grow the Company's business. Failure by the Company to successfully attract and retain its employees could adversely affect the Company's business.

Cyclical and seasonal fluctuations in youth sports seasons may have an effect on our business. Both cyclical and seasonal fluctuations in youth sports may affect our business. While many kids are playing youth sports year round, the summer time is when many youth sports leagues are on a break. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The Company does not keep proper board minutes. Although the Company is not legally required to keep proper board minutes to conduct operations, boards, and record keeping play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance.

The Company has not filed a Form D for its prior Series Seed issuances. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Risks Related to the Securities

The Series Seed III Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed III Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed III Preferred Stock. Because the Series Seed III Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed III Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed III Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed III Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 60.42% of the Company's outstanding shares on a fully-diluted basis. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Series Seed III Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed III Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the

Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

Did you know that 70% of kids quit youth sports by the age of 13? And can we blame them? With parents screaming from the sidelines and coaches who don't have the time or tools to help kids succeed. Research tells us that kids are quitting youth sports because it's just not fun anymore.

With 45 million kids playing youth sports in the US, hyper-stressed sideline parents and inexperienced coaches have become a national epidemic that is not limited by geography, demographics or socio-economics.

While 3 of the biggest names in sports (Dick's Sporting Goods, NBC Sports, Jerry Jones of the Dallas Cowboys) have acquired 35 youth SportsTech apps in the last 2 years, they are all focused on tools for the administrators of sports programs such as scheduling, scorekeeping, player registrations, and payment processing. But these businesses are less focused on tools that help kids have fun and be more successful. This void became our business opportunity.

So, in 2016, we decided to change the way youth sports coaches and parents collaborate, communicate, and track player success. The result was novel but so simple: when coaches and parents are on the same page, kids are much more likely to have fun and be successful in their sport.

Business Plan

Our Educational App
First, we launched an app to help kids succeed in sports. Our app sets age- and sport-specific goals, empowers coaches to share post-game feedback with the kids, provides an objective player evaluation tool, and allows team parents to share stickers and praise with any player on the team. In just 18 months, we have over 1,200 teams using the app and have a plan to reach 650,000 teams in 5 years.

Our Educational Newsletter
We also launched a bi-weekly newsletter that we like to refer to as our "support group" for parents and coaches. We feature original content from sports psychologists, educators, pro athletes, coaches, and sports parents, that is informative and frequently-funny. We now have over 55,000 sports parent and coach subscribers, and we are projecting 10M subscribers by 2023.

Massive Scale Through Partnerships
As validation of the void we are filling in the market, we've already forged relationships with some of the largest platforms in youth sports: TeamSnap, Positive Coaching Alliance and National Alliance for Youth Sports among others. These partnerships with the industry leaders will get us access to nearly the entire youth sports market.

Activating Multiple Revenue Streams
First, we sell subscriptions at $39.99/season for a team, currently we are targeting the1.3M coaches and travel teams in the US, but running trials with some huge professional training companies that would lead to enormous scale in 2019.

Second, We have started to generate revenue from corporate sponsorship, with Marriott being our first paid advertiser.

Finally, starting in 2019, we will monetize our data for sports parents, athletic directors, college recruiters, sports retailers and more.

The Company's Products and/or Services

Product / Service	Description	Current Market
Youth Sports Technology	iSport360 connects kids, parents, and coaches through its feedback, evaluation, and performance app. iSport360 also publishes a newsletter and blog.	Youth sports teams in the US

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are primarily youth sports leagues, coaches, parents, youth athletes.

Intellectual Property
The Company is dependent on the following intellectual property and does not have any issued patents or plans to file any patent applications:

Trademarks

Application or Registration #	Mark	File Date	Grant Date	Country
4981912	ISPORT360 OBJECTIVITY AND JUSTICE FOR ALL	August 31, 2015	June 21, 2016	USA

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.35% of the proceeds, or $46,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $84,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Sales & Marketing	50%	50%	50%
Product	35%	35%	35%
Operations and General & Administrative	15%	15%	15%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Ian Goldberg	Co-Founder & CEO (March 2016 - Present)	President, Samian Sales LLC (November 2001 – March 2016) Responsible for sales, operations and P&L of a small food distribution company)
Richard Marks	Co-Founder & Chief Product Officer (September 2017 - Present)	President, RDM Consulting LLC (January 2017 – Present); Vice President & General Manager, Wipro Digital (September 2014 – November 2016) Digital marketing, strategy and product development for Fortune 500 clients.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 3 employees in New Jersey.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	7,475,650	The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all	N/A	70.76%	N/A

		meetings of stockholders.			
Series Seed Preferred Stock	754,705	Each holder of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible.	N/A	7.14%	See "Prevoiusly Issued Preferred Stock" below
Series Seed II Preferred Stock	595,742	Each holder of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible.	N/A	5.64%	See "Prevoiusly Issued Preferred Stock" below
Outstanding Options to purchase Common Stock	1,539,446	N/A	N/A	14.57%	N/A
Available (Ungranted) Options	200,000	N/A	Will dilute equity holders open grants	1.89%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
None							

Ownership
A majority of the Company is owned by one person. That person is Ian Goldberg.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership

| Ian Goldberg | 6,000,000 Common Shares | 60.42% |

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

iSport360, Inc., a Delaware Corporation ("the Company"), was formed on December 9, 2014. The Company is headquartered in Manalapan, New Jersey.

iSport360, Inc. operates in the application industry by launching the first-ever mobile application for coaches and parents to share objective player feedback throughout the season. The application lets coaches set objective goals, conduct fair player evaluations, share quality feedback, and allows for positive parent engagement.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $36,000 in cash on hand as of 10/09/2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $4,875,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series Seed	March 14, 2016	Regulation D, 506(a)(2)	Series Seed Preferred Shares	754,705	Marketing and Product Development
Series Seed II	April 23, 2018	Regulation D, 506(a)(2)	Series Seed II Preferred Shares	595,742	Marketing and Product Development

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed III Preferred Stock Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed III Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
• greater information and inspection rights
• if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
• a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Preferred Stock

Rights and Preferences
None

Previously Issued Preferred Stock

Series Name	Dividend Rights	Voting Rights	Right to Receive Liquidation Distributions	Conversion Rights and Other Rights and Preferences
Series Seed	Pari Passu with Preferred Stock and Common Stock	Votes as a single class with Common Stock on an as-converted to Common Stock basis; votes as a single class with all other Preferred Stock for certain actions, as described below.	1x non-participating, pari passu with the Preferred Stock, but senior to the Common Stock	Optional conversion into Common Stock at the then applicable conversion price (currently 1:1). Subject to mandatory conversion as described below.
Series Seed II	Pari Passu with Preferred Stock and Common Stock	Votes as a single class with Common Stock on an as-converted to Common Stock basis; votes as a single class with all other Preferred Stock for certain actions, as described below.	1x non-participating, pari passu with the Preferred Stock, but senior to the Common Stock	Optional conversion into Common Stock at the then applicable conversion price (currently 1:1). Subject to mandatory conversion as described below.

Series Seed III Preferred Stock

Dividend Rights
Holders of Series Seed III Preferred Stock are entitled to receive dividends pari passu with holders of Preferred Stock and common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Preferred Stock is outstanding, holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Preferred Stock.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed III Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such

amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed III Preferred Stock receive these distributions before any holders of common stock, and on a pari passu basis with the Series Seed Preferred Stock and the Series Seed II Preferred Stock.

Conversion Rights
The Series Seed III Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed III Preferred Stock Investment Agreement
Under the Series Seed III Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed III Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed III Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed III Preferred Stock will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed III Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Series Seed III Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Series Seed III Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series Seed III Preferred Stock.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

None.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable..

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed III Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Ian Goldberg
_____
(Signature)

Ian Goldberg
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Ian Goldberg
_____
(Signature)

Ian Goldberg
_____
(Name)

CEO
_____
(Title)

10/11/2018
_____
(Date)

/s/Richard Marks
_____
(Signature)

Richard Marks
_____
(Name)

Chief Product Officer
_____
(Title)

10/11/2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

ISPORT 360, INC.

A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountants' Review Report

For the Years Ended December 31, 2017 and 2016

ISPORT 360, INC.

Years Ended December 31, 2017 and 2016

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of iSport360, Inc,
104 Hidden Pond Court
Manalapan, New Jersey

We have reviewed the accompanying financial statements of iSport360, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, stockholders' equity and cash flows for the two years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 4 of the financial statements, the Company has not generated sufficient revenues to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

October 3, 2018

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

ISPORT360, INC.
Balance Sheets
December 31, 2017 and December 31, 2016
(unaudited)

ASSETS

	December 31, 2017	December 31, 2016
Current Assets:		
Cash	$ 10,568	$ 46,631
Total current assets	10,568	46,631
Total Assets	$ 10,568	$ 46,631

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Credit card payable and accrued expenses	$ 63,568	$ 13,251
Total current liabilities	63,568	13,251
Other Liabilities		
Related-party liabilities	1,937	7,337
Total other liabilities	1,937	7,337
Total Liabilites	65,505	20,588
Commitments & Contingencies	-	-
Stockholders' Equity:		
Preferred stock, $0.001 par value; 3,115,675 shares authorized,		
754,705 and 595,742 shares issued and outstanding at 2017 and 2016, repectively	755	596
Common stock, $0.001 par value; 10,000,000 shares authorized,		
7,100,000 shares issued and outstanding at 2017 and 2016	7,100	7,100
Additional paid in capital	171,509	102,519
Accumulated deficit	(234,301)	(84,172)
Total Stockholders' Equity	(54,937)	26,043
Total Liabilities & Stockholders' Equity	$ 10,568	$ 46,631

ISPORT360, INC.
Statements of Operations
Years Ended December 31, 2017 and 2016
(unaudited)

		Year ended December 31,		
		2017		2016
Revenue	$	30	$	-
Gross income		30		-
Expenses:				
Advertising and promotion		14,600		21,456
Consultants and contractors		28,818		27,719
Continuing education and training		4,221		1,660
General and administrative		2,055		1,493
Payroll wages		32,073		2,844
Professional fees		17,179		12,649
Office expenses		2,911		3,194
Taxes and licenses		4,186		1,286
Travel		8,838		2,637
Website		30,449		3,521
Total operating expenses		145,330		78,459
Net loss from operations		(145,300)		(78,459)
Other income (expense)				
Interest expense		(4,829)		(704)
Net loss before provision for income tax	$	(150,129)	$	(79,163)
Provision for income taxes		-		-
Net Loss	$	(150,129)	$	(79,163)

ISPORT360, INC.
Statement of Stockholders' Equity
For the Period from December 31, 2015 to December 31, 2017
(unaudited)

| | Preferred Stock | | | Common Stock | | Additional Paid in | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance - December 31, 2015	-	$ -	7,100,000	$ 7,100	$ (36,885)	$ (5,009)	$ (34,794)
Shares issued for cash	595,742	596			139,404		140,000
Net loss						(79,163)	(79,163)
Balance December 31, 2016	**595,742**	**596**	**7,100,000**	**7,100**	**102,519**	**(84,172)**	**26,043**
Shares issued for cash	158,963	159			68,990		69,149
Net Loss						(150,129)	(150,129)
Balance - December 31, 2017	**754,705**	**$ 755**	**7,100,000**	**$ 7,100**	**$ 171,509**	**$ (234,301)**	**$ (54,937)**

ISPORT360, INC.
Statements of Cash Flows
Years Ended December 31, 2017 and 2016
(unaudited)

		Year ended December 31,		
		2017		2016
Cash flows from operating activities:				
Net loss	$	(150,129)	$	(79,163)
Change in assets and liabilities				
Credit card payable and accrued expenses		50,317		8,242
Net cash used by operating activities		(99,812)		(70,921)
Cash flows from financing activities:				
Payments on related party loans		(5,400)		(22,500)
Proceeds from the issuance of preferred stock		69,149		140,000
Net cash provided by financing activities		63,749		117,500
Net increase (decrease) in cash		(36,063)		46,579
Cash at beginning of period		46,631		52
Cash at end of period	$	10,568	$	46,631
Supplemental cash flow information:				
Cash paid during the period for:				
Interest	$	4,829	$	704
Income taxes	$	-	$	-

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

ISPORT 360, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

For the years ended December 31, 2017 and 2016

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature and Continuance of Operations

iSport360, Inc., a Delaware Corporation ("the Company"), was formed on December 9, 2014. The Company is headquartered in Manalapan, New Jersey.

iSport360, Inc. operates in the application industry by launching the first-ever mobile application for coaches and parents to share objective player feedback throughout the season. The application lets coaches set objective goals, conduct fair player evaluations, share quality feedback, and allows for positive parent engagement.

The Company's year-end is December 31.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $14,600 and $21,456 in advertising costs, respectively.

Revenue Recognition

The Company recognizes revenue from its products when all of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee for the arrangement is fixed or determinable; and (4) collectability is reasonably assured. In general, revenue is recognized when subscriptions and services are sold. For the two years ended December 31, 2017 and 2016, there was $30 and $0 of revenue, respectively.

For the years ended December 31, 2017 and 2016

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax bases of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company asses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company accounts for federal income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years. It also accounts for state income taxes based on the provisions promulgated by the New Jersey State Franchise Tax Board. All tax years are currently open to examination.

The Company currently has a tax net operating loss (NOL) of $234,301 for which it may receive future tax benefits. However, as of December 31, 2017, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2017, and 2016, the Company had $10,568 and $46,631 in cash, respectively.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – STOCKHOLDERS' EQUITY

The Company has 10,000,000, $0.001 par value, shares of common stock authorized at December 31, 2017 and 2016. At both December 31, 2017 and 2016, there were issued and outstanding common shares of 7,100,000. The Company also had 1,276,595, $0.001 par value shares of preferred stock authorized at December 31, 2016 and 3,115,675, $0.001 par value shares of preferred stock authorized at December 31, 2017. At December 31, 2017 and 2016, there were issued and outstanding Series Seed II preferred shares and Series Seed preferred shares of 754,705 and 595,742, respectively.

Both types of preferred shares are restricted securities under applicable United States Federal and state securities laws and that, pursuant to these laws, the holders of preferred shares must hold their shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements available.

For the years ended December 31, 2017 and 2016

NOTE 3 – STOCK OPTIONS

The Company has 159,520 stock options authorized for the purchase of common shares. A summary of option activity is as followed:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2015	-	-	-
Granted	40,000	$ 0.06	10
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2016	40,000	$ 0.06	10
Granted	119,520	$ 0.10	7.86
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2017	159,520	$ 0.09	8.05

As the amount was nominal, the Company did not recognize stock compensation expense upon the issuance of stock options.

NOTE 4 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $34,301 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its app subscriptions, content licensing, and advertising services.

There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of its planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has one loans from Ian Goldberg, CEO. The loan is strictly to provide operating funds to the Company and will be paid back when the Company has the sufficient funds to do so. This loan does not accrue interest. As of December 31, 2017, and 2016, the Company had $1,937 and $7,337 in related party loans.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated events from December 31, 2017 through October 3, 2018, the date these financial statements were available to be issued and has determined that the following are subsequent events.

The Company granted options to an employee to purchase 1,379,926 shares of common stock, par value $.0.001, at $0.10 per share during January, April, July and August 2018 for work completed. Unless otherwise terminated, these options will expire during 2028.

The Company issued 160,919 shares of preferred stock at $.435 per share for a total of $70,000 during January and April 2018.

The Company was admitted into an accelerator program that helps start-up companies with Nex Cubed, LLC ("Nex3") on May 23, 2018. Nex3 will provide $170,000 worth of customized consulting in exchange for a 4% common equity interest in the Company. There is a mutual option to extend the engagement for another two months in order to implement results from the first four months of the program for an additional 1% equity stake per month. Nex3 reserves the option to invest $25,000 in cash at a future date at the same valuation for any current fundraising rounds the Company is raising.

EXHIBIT C
PDF of SI Website



Invest in iSport360

A SportsTech company enabling youth sport coaches, parents and kids to share feedback, set goals and track player development.

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$1,000	$4,875,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

iSport360 is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by iSport360 without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- 1,200+ teams using our app and 55,000+ parents and coaches subscribed to our newsletter
- Youth Sports is a $15B industry, comprised of 45M kids, that is projected to grow to $41B in 5 years.
- Relationships with some of the biggest names in youth sports: TeamSnap, Positive Coaching Alliance, National Alliance for Youth Sports
- Notable investors include Howie Roseman (EVP NFL, Philadelphia) and Jay Fulcher (CEO, Zenefits)
- Portfolio company of NexCubed, A San Francisco-based technology accelerator

Fundraise Highlights

- Total Round Size: US $1,000,000
- Raise Description: Seed

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> Minimum Investment: US $1,000 per investor
> Security Type: Preferred Equity
> Pre-Money Valuation: US $4,875,000
> Target Minimum Raise Amount: US $500,000
> Offering Type: Side by Side Offering

In a $15B youth sports industry, iSport360 is getting coaches, parents, and kids on the same page so kids can play well, have more fun, stay active, and love their sport.

Did you know that 70% of kids quit youth sports by the age of 13? And can we blame them? With parents screaming from the sidelines and coaches who don't have the time or tools to help kids succeed. Research tells us that kids are quitting youth sports because it's just not fun anymore.

With 45 million kids playing youth sports in the US, stressed sideline parents, and inexperienced coaches have become a national epidemic that is not limited by geography, demographics, or socio-economics.

While 3 of the biggest names in sports (Dick's Sporting Goods, NBC Sports, Jerry Jones of the Dallas Cowboys) have acquired over 30 youth SportsTech apps in the last 2 years, they are all focused on tools for the administrators of sports programs such as scheduling, scorekeeping, player registrations, and payment processing. But these businesses are less focused on tools that help kids have fun and be more successful. This void became our business opportunity.

So, in 2016, we decided to change the way youth sports coaches and parents collaborate, communicate, and track player success. The result was novel but so simple: when coaches and parents are on the same page, kids are much more likely to have fun and be successful in their sport.

Pitch Deck


A SportsTech company putting the fun back in youth sports
Investor Overview
Fall 2018
1 © 2018 iSport360, Inc. – Confidential and Proprietary – 0918
iSPORT360

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Product & Service

Our Educational App

First, we launched an app to help kids succeed in sports. Our app sets age- and sport-specific goals, empowers coaches to share post-game feedback with the kids, provides an objective player evaluation tool, and allows team parents to share stickers and praise with any player on the team. In just 18 months, we have over 1,200 teams using the app and have a plan to reach 650,000 teams in 5 years.

Our Educational Newsletter

We also launched a bi-weekly newsletter that we like to refer to as our "support group" for parents and coaches. We feature original content from sports psychologists, educators, pro athletes, coaches, and sports parents, that is informative and frequently-funny. We now have over 55,000 sports parent and coach subscribers, and we are projecting 10M subscribers by 2023.

Scale Through Relationships

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As validation of the void we are filling in the market, we've already forged relationships with some of the largest platforms in youth sports: TeamSnap, Positive Coaching Alliance, and National Alliance for Youth Sports among others. These partnerships with the industry leaders will get us access to nearly the entire youth sports market.

Activating Multiple Revenue Streams

First, we sell subscriptions at $39.99/season for a team, currently, we are targeting the 1.3M coaches and travel teams in the US, but running trials with some professional training companies that would lead to scaling in 2019.

Second, We have started to generate revenue from corporate sponsorship, with Marriott being our first paid advertiser.

Finally, starting in 2019, we will monetize our data for sports parents, athletic directors, college recruiters, sports retailers, and more.







Gallery

IAN GOLDBERG & DANIEL CALDWELL
Common struggles in youth sports:
Evaluating participants and securing officials
NAYS
Youth Sports Congress
Nov. 7 • New Orleans
IAN GOLDBERG
DANIEL CALDWELL

NAYS.

iSport360 Founder, Ian Goldberg, to speak at National Youth Sport Congress

Media Mentions







bizjournals — The Inquirer Daily News philly.com — Sport Techie



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Team Story

In 2016, as a suburban sports parent and coach, Ian Goldberg was shocked at just how chaotic youth sports games are. The iSport360 founders not only share a passion for youth sports but also share 25 years of friendship and professional collaboration. Ian and Rich were early innovators at some of the leading agencies in NYC's digital marketing industry. While Ian's focus has always been on sales and business development, Rich was focused on digital marketing and digital product development.

Founders and Officers



Ian Goldberg
FOUNDER AND CEO

20 year veteran of digital marketing, sales and business development.



Rich Marks
CO-FOUNDER AND CHIEF PRODUCT OFFICER

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Q&A with the Founder

Q: Please detail your product/platform and its key use cases.

iSport360: Product #1: The iSport360 app provides youth sports coaches, parents and kids with a platform to set goals, share player feedback, conduct player evaluations, and track player performance.

Product #2: The iSport360 bi-weekly newsletter and blog is an informative and frequently-funny way to educate and engage youth sports coaches and parents. Articles are written by psychologists, educators, pro athletes, coaches and more.

Q: Please detail the current stage of your product/platform development.

iSport360: After spending the last 18 months in an open beta, we have a live paid app in the marketplace.

Q: Please detail your IP and patents filed/granted.

iSport360:

Our IP is our database of sports standards which we believe is defensible and patentable, however to-date we have not filed for patents.

Q: Please detail your market opportunity.

iSport360: TAM: There are millions of youth sports teams in the US. This includes 45M kids and 3.5M coaches.

SAM: Our target audience is the 1.3M travel sports teams. These teams have a greater level of financial commitment, time commitment, and travel commitment....with greater commitment comes a greater need for tools that help coaches, parents, and players collaborate. Our core age group is 7-14 years old, which is when parents are very involved in their kids' activities

Q: Who do you view as your closest competitors and what key factors differentiate yourselves?

iSport360: Our closest competitors are: SportsBoard, SkillShark, Zoom Reports, and TeamGenius.

Our unique differentiators:

They provide player assessments, we provide a robust platform for coaches, parents, and kids to share ongoing feedback throughout the season.

They provide a tool to be used a few times a season, we provide a tool to be used many times each week.

They provide a complicated fee per player, we provide a simple flat price per team.

Read more answers from the founder ↓

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,000,000
Minimum investment:	US $1,000
Target Minimum:	US $500,000
Maximum Raise Amount:	US $1,000,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $0.4812
Pre-money valuation:	US $4,875,000
Option pool:	1.89%
Liquidation preference:	1.0x

Additional Terms

Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement "IPA". The IPA will authorize SeedInvest to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with the Company's offering materials for additional details.
Closing conditions:	While iSport360 has set an overall target minimum of US $500,000 for the round, iSport360 must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to iSport360's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

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If Minimum Amount Is Raised



● Operations/G&A   ● Sales and Marketing   ● Product

Investor Perks

Investors in iSport360 get FREE LIFETIME ACCESS to iSport360. Investors can set up subscription plans for unlimited sports teams (each one valued at $89.99/yr). That's our way of saying thank you and helping you enjoy the benefits of our platform.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Market Landscape



Projected Growth in Youth Sports spending according to Wintergreen Research

With 45M kids in youth sports and $15B spent by their parents in the last year, there are many companies getting in on the youth SportsTech game, but iSport360 is filling a void.

Some of the biggest names in youth sports today are NBC SportsEngine, TeamSnap, and Stack Sports (from Jerry Jones of the Dallas Cowboys). Each has built a robust platform of administrative tools to help teams, clubs, and leagues run their operations. We are cooperating with these companies, not competing with them.

Additionally, there are many smaller youth SportsTech companies building tools for teams including video analysis companies, carpooling apps, apparel companies, tournament organizers, and tools for tryouts. We are forging partnerships with these companies, not competing with them.

These companies are focusing on tools to help the adults running youth sports programs but iSport360 is creating tools to help the kids. Our national partnerships, adoption of our app and subscriptions to our newsletter are evidence that we are filling this void in this growing industry.

Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

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The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

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Pitch Deck and Overview (1 file)
Financials (1 file)

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in iSport360

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by iSport360. Once iSport360 accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to iSport360 in exchange for your securities. At that point, you will be a proud owner in iSport360.

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What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, iSport360 has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now iSport360 does not plan to list these securities on a national exchange or another secondary market. At some point iSport360 may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when iSport360 either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is iSport360's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the iSport360's Form C. The Form C includes important details about iSport360's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D
Investor Deck



A SportsTech company putting the fun back in youth sports

Investor Overview
Fall 2018

iSPORT360

This presentation contains offering materials prepared solely by iSport360 without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

The Problem: 70% of Kids Quit Youth Sports by Age 13

1 Kids are often subjected to screaming parents on the sidelines

2 Many coaches don't have the time and tools to help kids succeed

3 Kids are quitting youth sports because "it's just not fun anymore"



iSPORT360

The youth sports industry is growing

45M
Kids in sports

3.5M
Coaches

1.3M
Travel Sports Teams

U.S. Youth Sports Market



$15B today

$41B by 2023

U.S. Coaching and Analytics Tools Market



$389M today

$5.9B by 2023

iSPORT360

The biggest names in sports are investing in youth sports tech



NBC sportsengine

- Acquired by NBC in 2016
- US registration platform
- 6 youth sport acquisitions
- **5M active users**

BLUE STAR SPORTS

- Raised $100M from backers including Jerry Jones (Dallas Cowboys)
- Rebranded as Stack Sports
- Global registration platform
- 24 acquisitions
- **40M youth sport registrations**

DICK'S SPORTING GOODS

- Led by Lauren Hobart
- Innovative sports retailer
- 5 acquisitions
- **Millions of parent and coach audience**



Kevin Durant, Golden State Warriors



Steph Curry, Golden State Warriors



Ronnie Lott NFL Hall of Famer







This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

iSPORT360

Biggest youth sports platforms cater to sports program administrators







NBC sportsengine | BLUE STAR SPORTS | DICK'S SPORTING GOODS

Administrative tools offered by youth sports platforms

Player Registration	Video Analysis	Uniforms	Run Your Tryouts	Payment Processing
Fundraising	Scorekeeping	Scheduling	Background Checks	Tournament Organizers

Who's focusing on tools for our kids?



This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

iSPORT360

Introducing iSport360

Collaborate

We get coaches, parents and kids engaged in a positive way.

Elevate

Our products help coaches and parents share player feedback and track player development.

Educate

We take best practices from K-12 Education and apply them in youth sports.



iSPORT360

Our educational app brings best practices to the ballfields and courts

1. Set age-appropriate goals at start of the season
2. Share valuable post-game feedback
3. Conduct objective player evaluations
4. Parents share stickers, rewards, praise with players


iSport360 Sports Standards
Basketball
Girls | U12 | Travel
1. Dribbling Ball Handling
2. Passing
3. Shooting Scoring
4. Rebounding
5. Defense
VIEW STANDARDS


Evaluation by Parent
Mar 07, 2017
1. Dribbling/Footwork
2. Passing
The Wolverines
Bradley

Early product traction achieved on a bootstrapped budget

Today:

1,200+ Teams

2019 Goal:

10,000 Teams

2023 Goal:

650,000 Teams

50% of Travel Sports Teams



Teams On iSport360 (2017-18)
1,250
1,000
750
500
250
0
Q1'17
Q2'17
Q3'17
Q4'17
Q1'18
Q2'18
Q3'18

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Our newsletter educates and engages coaches and parents

- Our bi-weekly "Support Group" for sports parents and coaches

- Informative and frequently-funny

- Original content from pro athletes, psychologists, educators, coaches and sports parents

- Recently announced our first paid advertiser:







AN INFORMATIVE & FUNNY LOOK AT THE CHAOTIC WORLD OF YOUTH SPORTS

The Power of Positive Coaching Alliance

We are so proud of our partnership with Positive Coaching Alliance (PCA) and its all-star Board. For 30 years this group has been creating better athletes and better youth sports experiences....and we are in lock step with their mission. In fact, over 14M kids have been impacted by PCA programs. So please take a few minutes to visit their PCA Resource Center for helpful videos, articles and book excerpts that will help you on your journey as a sports parent or coach. Click here to watch the video.

We are aggregating a valuable audience

Today:

55,000+ Subscribers

2019 Goal:

200,000 Subscribers

2023 Goal:

10M Subscribers



Newsletter Subscribers (2017-18)
60,000
50,000
40,000
30,000
20,000
10,000
0
Q1'17
Q2'17
Q3'17
Q4'17
Q1'18
Q2'18
Q3'18

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

What we know about our customers

Top Sports



Team Types



Recreation Teams 26%

School 10%

Travel Teams 64%

Team Age



We are forging distribution relationships

Major Youth Sports Platforms	Pro Sports Teams/Leagues	Youth Sports Programs/Apps	Governing Bodies	Thought Leaders











The above list includes varying levels of negotiation, ranging from preliminary talks to signed partnership agreements. Guarantees of official partnerships for the above mentioned cannot be made.

Social Impact

With the help of pro athletes, sports team owners and their foundations

Give iSport360 for free, forever to underserved communities

5 Year Goal:
50,000 teams



We've activated multiple revenue streams

B2C and B2B SaaS Subscriptions

Subscriptions for teams start at $39.99/season

Corporate Sponsors

Marriott International is first paid advertiser

Monetizing Our Data

We will offer value to athletic directors, college recruiters, sports retailers and more



iSPORT360

We've built a team of software and startup experts

Ian Goldberg, Founder and CEO
Sports dad and coach
25 yrs digital marketing/biz dev





Rich Marks, Co-Founder and CPO
Sports dad and coach
20 yrs digital product dev







Brandon Fell
Email Marketing



Jenna Soskel
Social Media



John Binzak
Tech Lead



John Amon
Web Developer



Mel Spinner
Marketing Manager



Praveen Verma
Senior Engineer

And attracted a world-class group of Investors, Advisors, and Mentors



Jay Fulcher
Chairman & CEO
Investor



Howie Roseman
NFL Executive, Philadelphia
Investor

Jordan Bitterman
CMO
Investor

Sanjay Macwan
Former CTO
Investor



Wade Minter
Former CTO/
Product Manager
Advisor



Tony Davis
Operating Partner/
Managing Director
Mentor

Dr. Stephen Feldman Ph.D.
Clinical Psychologist
Advocate for Healthy Sports Parenting
Mentor















Dr. Chris Tienken Ed.D.
Professor of Education
Int'l K-12 Curriculum Consultant/Author
Mentor







5 year goals

	2018	2019	2020*	2021	2022	2023
Number of Team Subscriptions	3,500	20,000	75,000	225,000	400,000	650,000
Number of Newsletter Subscribers	65,000	200,000	650,000	3,375,000	6,000,000	10,000,000
Number of Corporate Sponsors	2	10	15	25	35	40
Team Subscription Revenue	$5,000	$225,000	$1,181,250	$3,543,750	$10,800,000	$17,550,000
Corporate Sponsorship	$18,500	$250,000	$375,000	$625,000	$1,750,000	$4,000,000
Total Gross Revenues	$23,500	$475,000	$1,556,250	$4,168,750	$12,550,000	$21,550,000
Selling Cost	$11,750	$237,500	$622,500	$1,667,500	$5,020,000	$8,620,000
Gross Profits	$11,750	$237,500	$933,750	$2,501,250	$7,530,000	$12,930,000
OpEx Total	$90,000	$780,000	$920,000	$1,800,000	$3,200,000	$4,500,000
EBITDA	-$78,250	-$542,500	$13,750	$701,250	$4,330,000	$8,430,000

*2020 is our inflection point as we become profitable and launch internationally

Use of Proceeds:



- Product Dev 35%
- G&A 15%
- Sales & Marketing 50%

iSPORT360

Post-game summary

1 iSport360 is solving the real problems for kids in youth sports

2 No one is more focused on filling this void in a validated market

3 We have shown traction and proof of concept in our live beta

4 We have a strong team, advisory board, investors and national partnerships

5 We have multiple revenue streams and a 5-year plan to drive value for investors



EXHIBIT E

Transcript of Company Video

iSport360 Final Seed Investor Video with Disclaimer
https://www.youtube.com/watch?v=gMCDIZYRGbo&feature=youtu.be

Hi, I'm Ian Goldberg…a sports dad of two daughters, a soccer coach and the Founder of iSport360, an early stage SportsTech company. Did you know that 45 million kids play organized sports in our country each year, but 70% will quit by the age of 13, mostly because they're just not having fun anymore? And who can blame our kids when they're subjected to the pressure cooker on the sidelines and coaches who usually don't have the proper resources to help them be successful. So, we launched iSport360, and our player development platform, to help improve the youth sports experience for kids, coaches and parents.

Today, thousands of coaches and parents are using our app to share feedback with their players, set goals and track their individual progress. We also have over 60,000 coaches and parents who subscribe to our informative and frequently-funny blog, which shares tips from pro athletes, coaches, psychologists and educators about all the familiar issues in youth sports today. At iSport360, we're getting kids, coaches and parents on the same page, so kids can have more fun, love sports, play well and stay active.

Some of the biggest names in sports are betting big on youth sports technology: Dick's Sporting Goods, NBC Sports, the LA Dodgers, the Dallas Cowboys, and the NBA to name just a few. But they're all focused on technology that helps teams, clubs and leagues run their operations: things like scorekeeping apps, scheduling apps, team management and player registration platforms. But at iSport360, we're focusing on the kids and their individual needs.

We have aggressive plans for growth over the next 5 years. With notable sports and technology investors already behind us, a seasoned management team and a world class Advisory Board, iSport360 is primed for success. We also have national partnerships with major brands which validates that we're filling a huge void in the industry. Will you join our movement?

Whiteboard Video 2018
https://www.youtube.com/watch?v=LyLoYRvHSoE

This is Coach Tony. He coaches a girls travel team.

These are his team parents. And they think he is THE BEST! They asked him to share player feedback using iSport360's player assessment tool and now they are all on the same page. WOW!

No more awkward and heated conversations about who gets more playing time, who plays which position and who makes the travel team. That's because with the iSport360 app, coaches and parents share objective feedback throughout the year and especially during the dreaded tryout season.

With iSport360, coaches and parents can assess a player's technical and tactical skills, but also physical skills, and the often-overlooked life skills such as coachability, level of effort, and sportsmanship. Then they can have realistic expectations about their young athlete's strengths, weaknesses and progress over time.

It's a fact, when coaches and parents work together, we lift a burden off our kids' shoulders, and they can focus on just having fun. So, join our crusade to improve youth sports and give iSport360 a try.